FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2003

CERAGON NETWORKS LTD., (Translation of registrant’s name into English)
24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 - _________________

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.
Date: February 6, 2003	By: /s/Shraga Katz
Name: Shraga Katz Title: President

Exhibit Description
Press Release: Ceragon Networks' Fourth Quarter and Fiscal Year 2002 Financial Results Scheduled for Release on February 6, 2003.